February 10, 2025

Chaim (Charlie) Birnbaum
Chief Executive Officer
PishPosh, Inc.
1915 Swarthmore Avenue
Lakewood, New Jersey 08701

       Re: PishPosh, Inc.
           Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated December 3, 2024
           File No. 1-41623
Dear Chaim (Charlie) Birnbaum:

        We have reviewed your December 3, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 8,
2024 letter.

Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2023 Financial Statements
Note 3. Summary of Significant Accounting Policies
Deferred Offering Costs, page 11

1. We reviewed your response to prior comment 1. Please revise to expense the costs incurred in 2023, 2022 and 2021 related to your prior offering in accordance the guidance in FASB ASC 340-10-S99-1. Please also tell us the period you intend to expense these costs and your basis therefor.
 February 10, 2025
Page 2

       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services